Clarient, Inc.

31 Columbia

Aliso Viejo, CA 92656

July 17, 2009

VIA FACSIMILE (703) 813-6963 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:              Ms. Tia Jenkins

Re:          Clarient, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 19, 2009 and amended April 30, 2009

File No. 0-22677

Responses to SEC Staff comments made by letter dated July 7, 2009

Ladies and Gentlemen:

Set forth below are the responses of Clarient, Inc. (“we,” “our,” or “us”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated July 7, 2009 (the “Comment Letter”), in connection with our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed on March 19, 2009 and amended April 30, 2009 (File No. 0-22677).  Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

General

1.             We note your responses to comments 1 (c), 3 and 4 of our letter dated June 9, 2009, stating that you will revise the disclosures to comply with our comments in future filings.  Please provide us with the proposed disclosure that you intend to include in future filings using fiscal year ended December 31, 2008 information.

Company Response:

As requested by the Staff, we will include the below disclosures, beginning in our Quarterly Report on Form 10-Q for the period ended June 30, 2009:

Draft disclosure in response to comment 1(c) of the Staff’s letter dated June 9, 2009 (Please disclose the sensitivity of your impairment analysis to management’s assumptions and estimate.  Describe the assumptions you used and provide information as to known trends, uncertainties in your estimates, or other factors that may result in, or that are reasonably likely to result in, any impairment charges in future periods):

We evaluate the possible impairment of our long-lived assets when events or changes in circumstances occur that indicate that the carrying value of our assets may not be recoverable.  Recoverability of assets to be held and used is measured by the comparison of the carrying value of such assets to our pretax cash flows (undiscounted and without interest charges) expected to be generated from their use in our operations.  If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds fair value. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell.

One potential impairment indicator is current-period operating and/or cash flow loss, combined with a history of operating and/or cash flow losses.  Because this condition applies to us, we evaluate our asset group for impairment at each period end.  Our asset group tested for impairment comprises our entire laboratory operation, representing the lowest level of our separately identifiable cash flows.  The impairment evaluation utilizes our five-year operating plan and associated cash flow projection in determining the undiscounted cash flows expected to be generated by our asset group through continuing operations.  Such undiscounted cash flows are next compared to the carrying amount of the asset group to determine if an impairment of the asset group is indicated.

The undiscounted net cash flows expected to be generated by our asset group exceeded the carrying amount of the asset group as of December 31, 2008 and June 30, 2009, therefore, our asset group is not considered to be impaired.  Such conclusion is based upon significant management judgments and estimates inherent in our five-year operating plan and associated cash flow projections, including assumptions pertaining to revenue growth, expense trends, and working capital management.  Accordingly, changes in circumstances could adversely impact the results of our long-lived asset impairment test.

Draft disclosure in response to comment 3 of the Staff’s letter dated June 9, 2009 (We note your table of gross accounts receivable by payor class.  In addition, please also disclose a schedule of aging of accounts receivable grouped by payor classification in a comparative tabular format.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30-60 days, etc.) or some other reasonable presentation.  The information should indicate the past due amounts.  In addition, if you have disputed amounts or otherwise that are pending approval from third party payors, provide the balances of such amounts, where they have been classified in your aging categories, and what payor classification they have been grouped with):

To the extent that certain of the Company’s accounts receivable are in dispute or pending approval (outside of the ordinary course of business), and not specifically reserved within the allowance for doubtful accounts at each period end, such amounts will be quantified and identified within a legend to accompany the below tables.  The Company had no such receivables upon which to report as of June 30, 2009.

(in thousands)

As of June 30, 2009 – Total	Gross Amount	Percent of Total at Gross
Total	$ XX	100%

Unbilled	XX	XX
Current	XX	XX
31-60 days past due	XX	XX
61-90 days past due	XX	XX
91-120 days past due	XX	XX
121-150 days past due	XX	XX
Greater than 150 days past due	XX	XX

As of June 30, 2009 – Governmental payors	Gross Amount	Percent of Total at Gross
Total	$ XX	100%

Unbilled	XX	XX
Current	XX	XX
31-60 days past due	XX	XX
61-90 days past due	XX	XX
91-120 days past due	XX	XX
121-150 days past due	XX	XX
Greater than 150 days past due	XX	XX

As of June 30, 2009 – Private health insurer payors	Gross Amount	Percent of Total at Gross
Total	$ XX	100%

Unbilled	XX	XX
Current	XX	XX
31-60 days past due	XX	XX
61-90 days past due	XX	XX
91-120 days past due	XX	XX
121-150 days past due	XX	XX
Greater than 150 days past due	XX	XX

As of June 30, 2009 – Client (pathologists, hospitals, clinics) payors	Gross Amount	Percent of Total at Gross
Total	$ XX	100%

Unbilled	XX	XX
Current	XX	XX
31-60 days past due	XX	XX
61-90 days past due	XX	XX
91-120 days past due	XX	XX
121-150 days past due	XX	XX
Greater than 150 days past due	XX	XX

As of June 30, 2009 – Direct Patient payors	Gross Amount	Percent of Total at Gross
Total	$ XX	100%

Unbilled	XX	XX
Current	XX	XX
31-60 days past due	XX	XX
61-90 days past due	XX	XX
91-120 days past due	XX	XX
121-150 days past due	XX	XX
Greater than 150 days past due	XX	XX

As of December 31, 2008 – Total	Gross Amount	Percent of Total at Gross
Total	$28,360	100%

Unbilled	$4,647	16%
Current	4,519	16%
31-60 days past due	4,119	15%
61-90 days past due	3,401	12%
91-120 days past due	2,709	10%
121-150 days past due	2,163	8%
Greater than 150 days past due	6,802	24%

As of December 31, 2008 – Governmental payors	Gross Amount	Percent of Total at Gross
Total	$7,660	100%

Unbilled	$1,124	15%
Current	1,336	17%
31-60 days past due	1,332	17%
61-90 days past due	960	13%
91-120 days past due	830	11%
121-150 days past due	693	9%
Greater than 150 days past due	1,385	18%

As of December 31, 2008 – Private health insurer payors	Gross Amount	Percent of Total at Gross
Total	$10,540	100%

Unbilled	$2,500	24%
Current	1,365	13%
31-60 days past due	1,594	15%
61-90 days past due	1,391	13%
91-120 days past due	1,029	10%
121-150 days past due	1,003	10%
Greater than 150 days past due	1,658	16%

As of December 31, 2008 – Client (pathologists, hospitals, clinics) payors	Gross Amount	Percent of Total at Gross
Total	$5,140	100%

Unbilled	$703	14%
Current	1,489	29%
31-60 days past due	818	16%
61-90 days past due	588	11%
91-120 days past due	416	8%
121-150 days past due	141	3%
Greater than 150 days past due	985	19%

As of December 31, 2008 – Direct Patient payors	Gross Amount	Percent of Total at Gross
Total	$5,020	100%

Unbilled	$320	6%
Current	329	7%
31-60 days past due	375	7%
61-90 days past due	462	9%
91-120 days past due	434	9%
121-150 days past due	326	6%
Greater than 150 days past due	2,774	55%

Draft disclosure in response to comment 4 of the Staff’s letter dated June 9, 2009 (We note your disclosure that your results of operations and level of cash collections in 2009 and beyond must exceed your 2008 results as a part of your financial covenants on your amended credit facilities.  Please disclose how the agreement defines results of operations and level of cash collections and disclose the thresholds that must be met to be in compliance with your financial covenants):

The “fixed charge coverage ratio” covenant requires us to maintain a fixed charge coverage ratio on a cumulative annualized basis of 1.00 through June 30, 2009, 1.10 through September 30, 2009, and 1.20 through December 31, 2009.  The “fixed charge coverage ratio” is defined as the ratio of EBITDA (net income plus interest expense, tax expense, depreciation/ amortization expense, and stock based compensation expense) to the sum of (i) interest expense paid in cash on the Gemino facility, plus (ii) interest expense paid in cash on the prior credit facilities with Safeguard Scientifics, Inc., or Safeguard, and Comerica Bank, NA, or Comerica, plus (iii) payments made under capital leases, plus (iv) fees paid to Safeguard pursuant to its guarantee of our prior credit facility with Comerica, plus (v) unfinanced capital expenditures, plus (vi) taxes paid.

The minimum level of “excess liquidity” covenant requires us to maintain $3.0 million in excess liquidity through January 2010.  “Excess liquidity” is defined as the excess of availability under the Gemino facility, plus (ii) the aggregate amount actually available to be borrowed by us under our facility with Safeguard (which facility was paid in full and retired on May 14, 2009), plus (iii) unrestricted and unencumbered (other than in favor of Gemino) cash on hand and cash equivalents, minus (iv) all accounts payable and other current obligations that are past their respective due dates).

We expect to maintain compliance with the revised covenants within the Gemino facility.  However, in order to do so, our results of operations and cash flows in 2009 will have to meet or exceed our 2008 results of operations and such outcome is uncertain. As of June 30, 2009, we had approximately $3.8 million outstanding indebtedness under our facility with Gemino, and $7.7 million of cash and cash equivalents.  In the event the repayment of the outstanding amounts under our facility with Gemino was accelerated, we may be able to repay our obligation to Gemino through our cash and cash equivalents, assuming our current cash burn rates remain consistent.  In that event, we would likely seek alternative sources of financing to support our prospective working capital requirements, though there can be no assurance that we would be able to secure such financing on commercially reasonable terms, if at all.

Revenue Recognition, page 40

2.             We note your response to prior comment 2(d) regarding the collectability of your accounts receivables.  Explain the nature of the collection difficulties experienced by the Third Party Provider and the reason why these difficulties appeared to persist after the receivables were transferred to you.

Company Response:

The collection difficulties encountered with the receivables previously billed by our Third Party Provider (“TPA”) and the reason these difficulties persisted after the receivables were transferred to the Company included the following:

•      In 2007, we notified the TPA that we would be terminating its services in 2008 due to our intention to bring the billing and collections function in-house.

•      Subsequent to the termination notice, we monitored the TPA’s performance, including visiting the TPA collection offices.

•      On or about November 6, 2008, the TPA officially terminated our services agreement. We requested that the TPA submit all supporting documentation for the remaining receivables balance of $6.9 million. The TPA subsequently released to us 50 boxes and 55,000 pages of hard copies and an ASCII flat file containing 220,000 line items and 15,000 accounts receivable records.

•      After termination of the services agreement the TPA refused to answer any questions related to the outstanding accounts receivables or to allow us to utilize its billing system to bill or send reminder notices to delinquent payors.

•      As a result of the condition of the supporting files received from the TPA, we were unable to send collection correspondence to any payor until March 2009.

•      Upon analysis of the information transferred to us, we decided that the probability of nonpayment was sufficiently high to require an increase of our allowance for doubtful accounts by $3.6 million as of December 2008.  We then directly wrote-off $3.1 million of the TPA processed receivables against the allowance for doubtful accounts at December 31, 2008.

3.             Please explain the nature of the challenges you faced implementing and administering in-house billing and how they have affected your collections efforts.  Advise us whether these challenges were similar to those experienced by the Third Party Provider.  If so, please disclose the trend relating to the collectability of your receivables.  Explain the basis for your expectation that in-house billing and collection efforts will result in improved collection experience.

Company Response:

The challenges of implementing and administering our in-house billing system were unlike those experienced by our previous TPA, whose challenges were mostly caused by a lack of appropriate attention to detail and an inadequate level of resources dedicated to our account.  Our challenges were driven by departmental start-up tasks (primarily related to internal software issues, and the hiring, training, and supervision of billing and collection personnel) and certain external factors related to the processing of a significant portion of our bills (primarily related to the new MAC — defined below).

On June 1, 2008, our in-house billing department began operations, and as of such date, all bills were internally generated and processed through an in-house billing software application.  We immediately encountered difficulties with respect to our in-house coding software application, significantly increasing the required time for our processing of its bills.  The coding application was not fully resolved until late December 2008.  On April 4, 2009, we were able to reduce our billing backlog to two days (typical in the laboratory sector).  In comparison, as the coding application was being corrected, our billing backlog reached as high as twenty-eight days.

On September 2, 2008, as part of a federal initiative to replace the patchwork system of Medicare carriers and fiscal intermediaries with Medicare Administrative Contractors (“MAC”), the Centers for Medicare & Medicaid Services (CMS) advised us that Medicare had changed our MAC from NHIC to Palmetto. Our revenue associated with Medicare payors represents approximately 35% of total revenue. As widely reported in the press (“Tardy Medicare Reimbursements Are Hurting Doctors in California, Nevada and Hawaii,” Los Angeles Times, November 8, 2008 and “Doctors Decry Payment Delays After Medicare Overhauls Carrier System,” American Medical News, October 13, 2008) Palmetto quickly became overwhelmed with the volume of claims from medical providers in California, Hawaii, and Nevada and fell behind in processing payments. As a result, our backlog of approved but pending claims processed by Palmetto quadrupled to $2.0 million as compared to the prior MAC.  In addition, Palmetto delayed payment of approximately $2.4 million in claims which were similar in nature to those previously approved by the prior MAC. In February 2009, prior to the filing of our 2008 Annual Report on Form 10-K, Palmetto agreed that the $2.4 million of claims would be paid and such amount was subsequently received.

We expect that our collection experience will improve under our in-house billing and collection system because of our ability to control the resources devoted to this effort. We have increased the headcount in the department from 18 on June 1, 2008 to 40 as of July 17, 2009.  Our monthly average cash collections under the TPA for the period from June 2007 through June 2008 was $3.8 million compared to our in-house cash collections of $5.1 million for the period July 2008 through June 2009.  During the period March 1, 2009 through June 30, 2009, many of our in-house billing and cash collection difficulties described above were resolved, our monthly average cash collections were $6.6 million with $8.0 million collected in June 2009.  We believe these measures provide a positive indication that our in-house billing system will continue to result in improved collection experience.

4.             We note your calculation for bad debt expense is based on historical receivable write-offs as a percentage of historical revenues.  Considering the collectability issues you identified in 2008, tell us and clarify future filings to disclose how your historical write-offs can be a reasonable basis for calculating your bad debt expense.  Please discuss the trend in your write-offs and the accuracy of your allowance reserve to actual write-offs for the two years ended December 31, 2008.

Company Response:

We calculate bad debt expense based on our history of write-offs compared to our history of laboratory revenue. Historical write-offs as a percentage of revenue provide a reasonable basis for calculating our bad debt expense since they represent the most objective available information to determine an appropriate level of bad debt expense at the time our financial statements are prepared.  However, we also consider other relevant factors in the bad debt calculation such as the high probability of the write-offs of the TPA processed receivables discussed in Comment 2 above and our accounts receivable aging trends.

For reasons described in Comments 2 and 3 above, we are hopeful that our in-house billing efforts will result in improved collection trends.  However, as of December 31, 2008 we only had six months of billings under the new in-house billing system and five months of cash collections experience.  We deemed such history insufficient to establish an objective alternative method of determining an appropriate allowance for bad debt expense.  Furthermore, our TPA did not provide us with adequate records of historical cash collection information by payor class for periods prior to June 2008, when we brought the billing system in-house.

Due to the typical collection cycle in our sector, we believe we will need a year or more of cash collection history by payor class to begin using such information as the primary basis for recording bad debt expense and the allowance for doubtful accounts. We believe that our experience with regard to our TPA-processed receivables is unusual and non-recurring.  However, until we have sufficient payor cash collection experience from our new in-house billing system upon which to exclusively base our bad debt calculation, we will continue to utilize all of our historical data in calculating bad debt expense.

In future filings, we would expect to disclose the following:

An allowance for doubtful accounts is recorded for estimated uncollectible amounts due from the aforementioned payors. The process for estimating the allowance for doubtful accounts associated with our diagnostic services involves significant assumptions and judgments. The allowance for doubtful accounts is adjusted periodically, based upon an evaluation of our historical collection and write-off experience as well as other relevant factors. This analysis is updated regularly as updated information becomes available about payor collection trends.  The payment realization cycle for certain governmental and managed care payors can be lengthy, involving denial, appeal, and adjudication processes. Our receivables are subject to periodic adjustments that may be significant. Increases to the allowance for doubtful accounts are charged to bad debt expense.

Our identified write-offs in 2009 (through June 2009) and 2008 were $5.7 million and $7.5 million, respectively.  As a point of reference, our allowance for doubtful accounts as of December 31, 2008 and 2007 was $8.0 million and $3.4 million, respectively.

We believe that our identified write-offs in 2009 (as they relate to 2008 recorded accounts receivable and revenue) suggests that our recorded allowance for doubtful accounts as of December 31, 2008 provided a reasonable estimate of such uncollectible amounts.  We believe that our write-offs in 2008 (as they relate to 2007 recorded accounts receivable and revenue) were significantly impacted by the facts and circumstances surrounding the activities of our former TPA.  We nonetheless believe that our estimate of the allowance for doubtful accounts at December 31, 2007 utilized appropriate professional judgment and was a reasonable estimate of uncollectible accounts.

We utilized (and continue to utilize) a rigorous and well-reasoned evaluation process to establish our allowance for doubtful accounts in connection with the preparation of our quarterly and annual financial statements in 2007 and 2008.  Nonetheless, as mentioned above, our sector’s payment realization cycle is lengthy and collection estimates are inherently uncertain.  Estimation challenges related to collections were further compounded by the specific factors discussed in Comment 2 above.  Actual collection of our accounts receivable, therefore, may materially differ from our estimates.

*              *              *

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (949) 425-5881 or Shivbir S. Grewal, our outside legal counsel, at (949) 725-4119.

Sincerely,

/s/ Raymond J. Land
Raymond J. Land
Senior Vice President and Chief Financial Officer

cc:           Shivbir S. Grewal, Esq.

Michael A. Hedge, Esq.

Susan P. Krause, Esq.

Brian Sisko, Esq.